Art 3-23-04

CM 3.23

SEC 04017526 OMMISSION
...gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH. DC 155

SEC FILE NUMBER
8-50398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Geneva Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1114 Avenue of the Americas, 22nd Floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Khalizad (212) 575-1012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weeks Holderbaum DeGraw & Nadkarni, LLP
(Name – *if individual, state last, first, middle name*)

1011 US Highway 22, Suite 100 Bridgewater, NJ 08807
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Art 3-23-04

OATH OR AFFIRMATION

I, David Khalizad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Geneva Capital Corp., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

AMY P. CUCUZZALO
Notary Public, State of New York
No. 43-4976836
Qualified in Richmond Co.
Commission Expires December 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GENEVA CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2003

GENEVA CAPITAL CORP.
TABLE OF CONTENTS

WEEKS
HOLDERBAUM
DEGRAW &
NADKARNI, LLP
Certified Public Accountants

JAMES F. WEEKS, CPA
KIRK V. HOLDERBAUM, CPA
KENNETH J. DEGRAW, CPA, CFP, PFS
SHRIKANT M. NADKARNI, CPA, CVA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Geneva Capital Corp.
New York, New York

We have audited the accompanying statement of financial condition of Geneva Capital Corp. as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Geneva Capital Corp. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Weeks Holderbaum DeGraw & Nadkarni, LLP

Bridgewater, New Jersey
January 28, 2004

1011 U.S. Highway 22, Suite 100 • Bridgewater • New Jersey 08807
Phone: (908) 725-9900 • Fax: (908) 725-9905 • Email: whdn@whdn.com

GENEVA CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS		
Cash and cash equivalents	$	59,903
Property and equipment, at cost, less accumulated depreciation of $58,749		6,649
Advances to officer		496,442
Prepaid expenses		6,815
TOTAL ASSETS	$	569,809
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liability:		
Accrued expenses	$	17,270
Stockholder's Equity:		
Common stock, no par; 200 shares authorized, issued and outstanding		10
Additional paid-in capital		5,051,717
Accumulated deficit		(4,499,188)
Total Stockholder's Equity		552,539
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	569,809

The Accompanying Notes are an Integral Part of these Financial Statements

Note 1 – Business and Summary of Significant Accounting Policies

The Company

Geneva Capital Corp. (the "Company") was incorporated under the laws of the State of New York on July 14, 1998. The Company is a wholly owned subsidiary of Geneva Holding Corp. (the "Parent"). The Company is registered as a broker/dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company acts as a private placement agent for securities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The carrying amount approximates fair value because of the short period to maturity of the instruments.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by the double-declining method or straight-line depreciation method based on the following estimated useful lives of the assets.

Classification	Estimated Life (Years)
Furniture and fixtures	7
Office equipment	5

Income Taxes

The Company files its federal and state tax returns on an individual basis separate from its parent. Income tax expense includes state minimum taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result primarily from net operating loss carryovers.

Note 2 – Property and Equipment

Property and equipment, at cost, consisted of the following at December 31, 2003:

Office Furniture and Equipment	$ 65,398
Less: Accumulated Depreciation	(58,749)
Property and Equipment - Net	$ 6,649

Depreciation expense charged to operations amounted to $3,687 for the year ended December 31, 2003.

Note 3 – Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital and net capital requirements of $42,633 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .41 to 1.

Note 4 – Related Party Transactions

At December 31, 2003, the Company was due $496,442 from an officer of the Company for draws and advances against future commissions. The advances, are unsecured non-interest bearing advances and will be repaid and charged against income when the commissions are earned.

The Company rents office space from its parent, on a month-to-month basis. Total rent expense, relating to the office lease, amounted to $16,164 for the year ended December 31, 2003. Although a formalized lease does not exist, the annual rent is expected to be $16,000 under the aforementioned month-to-month lease agreement.

Note 5 – Contingency

The Company has been named in a NASD arbitration matter relating to the alleged conduct of a former registered representative with the Company. The claimant is seeking damages totaling $38,080. The Company believes the case is completely without merit, and that liability, if any, lies solely with the former registered representative. The matter is currently in the discovery stage, and the Company plans to vigorously defend its position.

Note 6 – Income Taxes

The provision for income taxes consists of the following at December 31, 2003:

Current Expense:	
State and city	$ 2,039

The deferred tax assets relating to net operating loss carryovers are as follows at December 31, 2003:

Federal	$ 1,550,000
State	445,000
Total Deferred Tax Asset	1,995,000
Less Valuation Allowance	(1,995,000)
Net Deferred Tax Asset	$ --

The Company had provided for a 100% valuation allowance in 2003 as the realization of sufficient future taxable income during the expiration period is uncertain.

The Company has approximately $4,435,000 in federal and state net operating loss carryovers available to offset future taxable income. The carryovers expire as follows:

Year of expiration:		
	2018	$ 521,000
	2019	1,581,000
	2020	1,093,000
	2021	394,000
	2022	438,000
	2023	408,000
	Total	$ 4,435,000

Note 7 – Subsequent Events

The Company has filed suit against one of its clients for unpaid commissions earned on a brokered deal. Based on the opinion of the Company's counsel, the suit could result in a settlement or award by the court in favor of the Company. At this time, however, no estimate can be made as to the time or the amount, if any, of ultimate recovery.

WEEKS
HOLDERBAUM
DEGRAW &
NADKARNI, LLP
Certified Public Accountants

JAMES F. WEEKS, CPA
KIRK V. HOLDERBAUM, CPA
KENNETH J. DEGRAW, CPA, CFP, PFS
SHRIKANT M. NADKARNI, CPA, CVA

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Geneva Capital Corp.
New York, New York

In planning and performing our audit of the statement of financial condition of Geneva Capital Corp. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. The recording of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1011 U.S. Highway 22, Suite 100 • Bridgewater • New Jersey 08807
Phone: (908) 725-9900 • Fax: (908) 725-9905 • Email: whdn@whdn.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any practices and procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Weeks Holdenbaum Althaus & Naddaini, LLP

Bridgewater, New Jersey
January 28, 2004